

April 4, 2013

Via E-mail
Paul C. Honda
Vice-President, Assistant Secretary and Compliance Officer
American Honda Finance Corporation
20800 Madrona Avenue
Torrance, CA 90503

> **Re:** **Honda Auto Receivables 2010-2 Owner Trust**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed June 28, 2012**
> **File No. 333-150095-08**

Dear Mr. Honda:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Gary D. Roth, Esq.
        Alston & Bird LLP